June 9, 2009

Ronald A. Andrews, Chief Executive Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656-1460

RE: **Clarient, Inc.**
   Annual Report on Form 10-K FYE 12/31/08
   Filed March 19, 2009 and amended April 30, 2009
   File No. 0-22677

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 40

1.   We note your accounting policy with respect to your long-lived assets on page 59. Please address the following:

     a) In light of the recent economic condition and your financial performance with a continuing net losses and negative operation cash flows in each of the past three years, explain to us what consideration you gave to testing your long-lived assets for impairment pursuant to paragraph 8(e) of SFAS 144.

     b) If you tested your long-lived assets for possible impairment, please discuss the significant assumptions and estimates underlying your long-lived assets impairment analyses.

     c) Please disclose the sensitivity of your impairment analysis to management's assumptions and estimate. Describe the assumptions you used and provide information as to known trends, uncertainties in your estimates, or other factors that may result in, or that are reasonably likely to result in, any impairment charges in future periods.

Revenue Recognition, page 40

2. We note you recognize revenue for diagnostic testing and interpretive services at the time of completion of services. We also note that amounts are billed to various payors based on the contracted rate or in certain instances, your estimate of such rate or the amount expected to be collected. In addition, you record adjustments resulting from the difference between actual collections and estimated billings in the period realized. Please address the following:

     a) For the various payors, discuss how the fee you realize for your services can vary and your ability to predict and control those factors. Also disclose how you formulate your estimates and what your key assumptions and judgments are in the estimates for each type of payor. Discuss how your revenue recognition policy meets the fixed and determinable fee criteria of SAB Topic 13.

     b) For each period presented, quantify and discuss the amount of adjustments recorded related to prior period revenues that you recorded during the current period.

     c) Quantify and discuss the reasonably possible effects that a change in estimate of your significant assumptions could have on your revenue recognition.

     d) Discuss your revenue policy as it pertains to collectibility criteria of SAB Topic 13 considering that your allowance for doubtful accounts represents 28% of accounts receivable as of December 31, 2008 and the collectibility of receivables is subject to complete and correct billing within the various filing deadlines. We also note that you recorded bad debt expense at a rate of 16.5% of revenues for 2008.

Allowance for Doubtful Accounts and Bad Debt Expense, page 41

3.   We note your table of gross accounts receivable by payor class. In addition,
        please also disclose a schedule of aging of accounts receivable grouped by payor
        classification in a comparative tabular format. The aging schedule may be based
        on management's own reporting criteria (i.e. unbilled, less than 30 days, 30-60
        days, etc.) or some other reasonable presentation. The information should
        indicate the past due amounts. In addition, if you have disputed amounts or
        otherwise that are pending approval from third party payors, provide the balances
        of such amounts, where they have been classified in your aging categories, and
        what payor classification they have been grouped with.

Notes to consolidated Financial Statements, page 56

(1) Description of Business, Going Concern, and Basis of Presentation, page 56

(b) Going Concern, page 56

4.   We note your disclosure that your results of operations and level of cash
        collections in 2009 and beyond must exceed your 2008 results as a part of your
        financial covenants on your amended credit facilities. Please disclose how the
        agreement defines results of operations and level of cash collections and disclose
        the thresholds that must be met to be in compliance with your financial covenants.

Valuation and Qualifying Accounts, page 92

5.   Please discuss if you record a contractual allowance for your revenue account and
        provide a roll forward of that account per Rule 12-09 of Regulation S-X.

Exhibits

    6. We note that you have not filed in all schedules, attachments, appendices, etc. to
        exhibits 10.1, 10.2, and 10.3 to the Form 8-K filed August 5, 2008 and exhibits
        10.1 to the Form 8-K filed March 27, 2009. Please file the agreements in their
        entirety.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Ronald A. Andrews
Clarient, Inc.
June 9, 2009
Page 5

You may contact Steve Lo, accountant, at (202) 551-3394 or Nasreen Mohammed, accounting reviewer, at (202) 551-3773 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (949) 425-5865